As filed with the Securities and Exchange Commission on January 29, 1999.
                                                      Registration No. 333-68351

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             --------------------

                                 AMENDMENT NO. 1
                                       to
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             --------------------

                             VINTAGE PETROLEUM, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                      73-1182669
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)
                            4200 One Williams Center
                              Tulsa, Oklahoma 74172
                                 (918) 592-0101
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                           CHARLES C. STEPHENSON, JR.
                              Chairman of the Board
                            4200 One Williams Center
                              Tulsa, Oklahoma 74172
                                 (918) 592-0101
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    COPY TO

                            ROBERT J. MELGAARD, ESQ.
                                Conner & Winters,
                           A Professional Corporation
                             3700 First Place Tower
                               15 East 5th Street
                           Tulsa, Oklahoma 74103-4344
                                 (918) 586-5711

                             --------------------

         Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.

                             --------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                             --------------------


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+  The information in this prospectus is not complete and may be changed. The  +
+  selling stockholder may not sell these securities until the registration    +
+  statement filed with the Securities and Exchange Commission is declared     +
+  effective. This prospectus is not an offer to sell these securities and it  +
+  is not soliciting an offer to buy these securities in any state where the   +
+  offer or sale is not permitted.                                             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JANUARY 29, 1999


                                1,325,000 Shares

                             Vintage Petroleum, Inc.

                                  Common Stock

                             --------------------



         Up to 1,325,000 presently outstanding shares of our common stock, par value $.005 per share, may be offered for sale from time to time by one of our stockholders. See "Plan of Distribution." We will not receive any of the proceeds from the sale of these shares.

         Our common stock is traded on the New York Stock Exchange under the symbol "VPI." On January 28, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $7 9/16 per share.



         Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 2.

                             --------------------


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                             --------------------






                            Prospectus dated , 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Risk Factors............................................................    2
Where You Can Find More Information.....................................    9
Incorporation of Certain Documents By Reference.........................   10
Recent Development......................................................   10
The Company.............................................................   10
Forward-looking Statements..............................................   10
Use of Proceeds.........................................................   11
Selling Stockholder.....................................................   11
Description of Capital Stock............................................   12
     Common Stock.......................................................   13
     Preferred Stock....................................................   13
     Possible Anti-takeover Provisions..................................   13
     Transfer Agent and Registrar.......................................   14
Plan of Distribution....................................................   14
Legal Opinion...........................................................   16
Experts.................................................................   16

                              --------------------


     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell these shares of common stock and it is not soliciting an offer to buy these shares of common stock in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.




                                 RISK FACTORS

     Before you buy any shares of common stock offered by this prospectus you should be aware that there are various risks, including those described below. You should consider carefully these risk factors, together with all of the other information in this prospectus and the documents that are incorporated by reference, before you decide to acquire any shares.

Adverse Industry Conditions Could Negatively Affect the Operating Results and Financial Condition of the Company

     Our revenues, operating results, cash flow and future rate of growth depend substantially upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future and could decline further. For the first nine months of 1998, approximately 67 percent of our production was oil. The prices we received for our oil for the period decreased by 34 percent as compared to the same period in 1997. As a result, although total production on an equivalent barrels of oil basis increased by 10 percent for the first nine months of 1998, our earnings and cash flows have been materially reduced compared to the same period in 1997. Due primarily to lower oil prices, we anticipate that losses for the fourth quarter of 1998 will exceed losses for the third quarter of 1998 and that cash flow from operations for the fourth quarter of 1998 will be lower than cash flow from operations for the third quarter of 1998. To the extent low oil prices continue, our earnings and cash flow from operations will be adversely impacted.

     Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

     .    political conditions in oil producing regions, including the Middle
          East;
     .    the domestic and foreign supply of oil and gas;
     .    the level of consumer demand;
     .    weather conditions;
     .    domestic and foreign government regulations;
     .    the price and availability of alternative fuels; and
     .    overall economic conditions.

     In addition, various factors may adversely affect our ability to market our oil and gas production, including:

     . the capacity and availability of oil and gas gathering systems and pipelines;
     . the effect of federal and state regulation of production and transportation;
     .    general economic conditions;
     .    changes in supply due to drilling by other producers;
     .    the availability of drilling rigs; and
     .    changes in demand.

       Lower oil and gas prices have various adverse effects on us, including reducing cash flows which, among other things, may cause us to decrease our capital expenditures. Our preliminary planned capital expenditure program, before acquisitions, in 1999 was previously set at $115 million, compared to $185 million in 1998 and $119 million in 1997. Because of the decline in our expected cash flows from operations in 1999 as a result of continued low oil and gas prices, we intend to significantly reduce our planned 1999 capital expenditure program below $115 million. Because the timing of most of our capital expenditures is discretionary, should oil and gas prices improve during 1999, our 1999 capital expenditure program may be adjusted upwards. A smaller capital expenditure program may adversely affect our ability to increase or maintain our reserve and production levels. The lower prices will also likely result in reduced reserve estimates, the one-time write-off of impaired assets and decreased earnings due to lower reserves and higher depreciation, depletion and amortization expense. We anticipate that we will be required to record in the fourth quarter of 1998 a significant non-cash charge for the impairment of our oil and gas properties due to lower oil and gas prices. Lower oil and gas prices could also result in future reductions in the borrowing base under our revolving credit facility because of lower oil and gas reserve values, reducing our liquidity and even triggering mandatory loan repayments. We anticipate that as a result of continued low oil and gas prices, the borrowing base under our revolving credit facility will be significantly reduced at the banks' next borrowing base determination in April 1999. The amount of such reduction is unknown at this time. Any reduction in our liquidity could impede our ability to fund future acquisitions. Lower prices may also cause us to not be in compliance with maintenance covenants under our revolving credit facility and may negatively affect our credit statistics and coverage ratios.

  Substantial Leverage May Impair Our Financial Condition

     We currently have, and will continue to have, a substantial amount of indebtedness. At January 26, 1999, our total long-term debt outstanding was approximately $680 million. At September 30, 1998, we had a long-term debt to total capitalization ratio of 64%. Our significant indebtedness could have important consequences to you. For example:

     . our ability to obtain any necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited;

     . a portion of our cash flow from operations must be utilized for the payment of interest on our indebtedness and will not be available for financing capital expenditures or other purposes; for example, interest payments for the first nine months of 1998 represented approximately 30 percent of our cash flows from operations before interest expense and will likely represent a significantly higher percentage in 1999 due to the adverse effect of low oil and gas prices on our cash flow from operations;
     . our level of indebtedness and the covenants governing our current indebtedness could limit our flexibility in planning for, or reacting to changes in, our business because certain financing options may be limited or prohibited;
     . we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;
     . our level of indebtedness may make us more vulnerable during periods of low oil and gas prices (such as exist today) or in the event of a downturn in our business because of our fixed debt service obligations; and
     . the terms of our revolving credit facility require us to make interest and principal payments and to maintain stated financial covenants. If the requirements of this facility are not satisfied, the lenders under this facility would be entitled to accelerate the payment of all outstanding indebtedness thereunder, and a default would be deemed to occur under the terms of our 9 3/4% Senior Subordinated Notes Due 2009, 9% Senior Subordinated Notes Due 2005 and 85/8% Senior Subordinated Notes Due 2009. In such event, we cannot assure you that we would have sufficient funds available or could obtain the financing required to meet our obligations.

Ability to Incur Additional Indebtedness Could Increase Leverage Risks

     We may be able to incur substantial additional indebtedness in the future. As of January 26, 1999, our revolving credit facility, which has a current borrowing base of $482.5 million, would permit additional borrowings of up to approximately $186 million. In addition, the terms of the indentures governing our 9 3/4% Senior Subordinated Notes Due 2009, 9% Senior Subordinated Notes Due 2005 and 85/8% Senior Subordinated Notes Due 2009 permit us to incur additional indebtedness. If we were to add additional indebtedness to our current debt levels, the related risks discussed above that we now face could intensify.

Ability to Generate Cash to Service Debt Subject to Many Factors Beyond Our Control

     Our ability to generate cash flows to meet our debt service obligations and reduce total indebtedness will depend not only upon our future exploitation, exploration and production performance, but also on oil and gas prices, general economic conditions and financial, business and other factors affecting our operations, many of which are beyond our control. We have historically focused, and expect to continue to focus, on the acquisition, exploitation and development of producing oil and gas properties and exploration of properties for oil and gas. Each of these activities requires substantial capital. We may incur additional indebtedness (if available) to finance such capital expenditures in the future. Based upon our current and anticipated levels of operations, we believe that cash flow from operations and amounts available under our revolving credit facility will be sufficient to meet our anticipated capital needs and debt service obligations. Because the timing of most of our capital expenditures is discretionary, we can reduce our capital expenditure program as necessary so that we have sufficient cash flow to meet our debt service requirements. However, continued low oil and gas prices may cause us not to be in compliance with maintenance covenants under our revolving credit facility and may negatively affect our credit statistics and coverage ratios and thereby affect our liquidity. In the event we are unable to generate sufficient cash flows to meet our debt service obligations, we may have to seek additional financing or attempt to refinance all or a portion of our outstanding indebtedness. We cannot assure you that additional financing could be obtained or refinancing would be possible.

Reliance on Development of Additional Reserves to Sustain and Increase Growth

     Our future performance depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and gas production and lower revenues and cash flow from operations.

     We historically have succeeded in substantially replacing reserves through exploitation, development and exploration. We have conducted such activities on our existing oil and gas properties as well as on newly acquired properties. We may not be able to continue to replace reserves from such activities at acceptable costs. The current low prices of oil and gas may further limit the kinds of reserves that can be developed at an acceptable cost. Lower prices also decrease our cash flow and may cause us to decrease capital expenditures. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to maintain or expand our oil and gas reserves if cash flow from operations is reduced and external sources of capital become limited or unavailable. In addition, exploitation, development and exploration involve numerous risks that may result in dry holes, the failure to produce oil and gas in commercial quantities and the inability to fully produce discovered reserves.

     We are continually identifying and evaluating acquisition opportunities, including acquisitions that would be significantly larger than those consummated to date by us. We can not assure you that we will successfully consummate any acquisition, that we will be able to acquire producing oil and gas properties that contain economically recoverable reserves or that any acquisition will be profitably integrated into our operations.

Acquisitions Carry Unknown Risks Including Potential for Environmental Problems

     We expect to continue to focus, as we have done in the past, on acquiring producing oil and gas properties to replace reserves. Although we perform a review of the acquired properties that we believe is consistent with industry practice, such reviews are inherently incomplete. In general, it is not feasible to review in-depth each individual property being acquired. Ordinarily, we focus our review efforts on the higher-valued properties and sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on each well included in an acquisition, and environmental problems, such as ground water contamination and surface and subsurface damages from the leakage, spills, disposal or other releases of hazardous substances on such properties or from adjoining properties that have migrated to such properties, are not necessarily observable even when an inspection is performed. Accordingly, our focus on acquiring producing oil and gas properties may increase our potential exposure to liabilities and costs for environmental and other problems existing on such properties.


Estimating Reserves and Future Net Revenues Involves Uncertainties and Oil and Gas Price Declines May Lead to Impairment of Oil and Gas Assets and Decline in Borrowing Base

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of developmental expenditures, including many factors beyond the control of the producer. The reserve data incorporated by reference herein represent only estimates. In addition, the estimates of future net revenues from our proved reserves and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not prove to be correct over time.

     Quantities of proved reserves are estimated based on economic conditions in existence in the period of assessment. The current climate of low oil and gas prices will likely have the impact of shortening the economic lives on certain fields because it becomes uneconomic to produce all recoverable reserves on such fields, thus reducing proved property reserve estimates. If such revisions in the estimated quantities of proved reserves occur, it will have the effect of increasing the rates of depreciation, depletion and amortization on the affected properties, thereby decreasing earnings through higher depreciation, depletion and amortization expense. The revisions may also be sufficient to trigger impairment losses on certain properties which would result in a further non-cash charge to earnings.

     In addition, in this environment the borrowing base under our revolving credit facility is subject to reduction because of lower oil and gas reserve values. A reduced borrowing base will reduce our liquidity. We currently anticipate, that as a result of continued low oil and gas prices, the borrowing base will be significantly reduced at the banks' next borrowing base determination in April 1999. However, the amount of any such reduction is unknown at this time. In the event debt outstanding under our revolving credit facility exceeds the amount of the revised borrowing base, we would be required to make a principal repayment to bring the total amount of debt outstanding in compliance with the revised borrowing base.

Risks of International Operations

     International investments represent, and are expected to continue to represent, a significant portion of our total assets. We have operations in Argentina, Bolivia, Ecuador and Yemen. For 1997, our operations in Argentina accounted for approximately 23 percent of our revenues, 36 percent of our operating income and 26 percent of our identifiable assets. During such period, our operations in Argentina represented our only foreign operations accounting for more than 10 percent of our revenues, operating income or identifiable assets. We continue to identify and evaluate international investment opportunities but currently have no binding agreements or commitments to make any material international investment.

     Our foreign properties, operations or investments in Argentina, Bolivia, Ecuador and Yemen may be adversely affected by a number of factors, including:

     . local political and economic developments could restrict or increase the cost of our foreign operations;
     .    exchange controls and currency fluctuations;
     . royalty and tax increases and retroactive tax claims could increase costs of our foreign operations;
     .    expropriation of our property could result in loss of revenue,
     . import and export regulations and other foreign laws or policies could result in loss of revenues; and
     . laws and policies of the United States affecting foreign trade, taxation and investment could restrict ability to fund foreign operations or make foreign operations more costly.

     In particular, our Bolivian projects are dependent, at least in part, on the development of the Bolivia-to-Brazil gas pipeline. The completion of this pipeline is subject to various factors outside our control. In addition, in the event of a dispute arising from foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts in the United States. We may also be hindered or prevented from enforcing our rights with respect to actions taken by a foreign government or its agencies because of the doctrine of sovereign immunity which may prohibit bringing a legal action against such foreign government or agency.

Risks of Hedging Transactions

     We have previously engaged in oil and gas hedging activities and intend to continue to consider various hedging arrangements to realize commodity prices which we consider favorable. We currently have in place natural gas basis swaps covering 82,000 million british thermal units of gas per day for calendar year 1999 and covering an additional 3,000 million british thermal units of gas per day for the period of January through October 1999. The impact of changes in the market prices for oil and gas on the average oil and gas prices received by us may be reduced from time to time based on the level of our hedging activities. These hedging arrangements may limit our potential gains if the market prices for oil and gas were to rise substantially over the price established by the hedge. In addition, our hedging arrangements expose us to the risk of financial loss in certain circumstances, including instances in which (1) production is less than expected, (2) a change in the difference between published price indexes established by pipelines in which our hedged production is delivered and the reference price established in the hedging arrangements is such that we are required to make payments to the counterparties to our arrangements, or (3) the counterparties to our hedging arrangements fail to honor their financial commitments.

  Possible Inability to Repurchase Indebtedness upon a Change of Control

     Upon the occurrence of certain specific change of control events:

     . the lenders under our revolving credit facility could demand repayment of all outstanding indebtedness under the facility; and
     . holders of our outstanding senior subordinated indebtedness in the aggregate principal amount of $400 million will have the right to require us, subject to certain conditions, to repurchase all or any part of such holders' indebtedness at a price equal to 101 percent of the principal amount.

In addition, future indebtedness of ours may include similar change of control provisions.

     A change of control under our revolving credit facility and senior subordinated indentures includes:

     . the acquisition of 50% or more of our voting stock by any individual or group;
     . the sale, lease, transfer or conveyance of substantially all our assets;
     . the reconstitution of our Board of Directors under certain circumstances; and
     . our merger or consolidation with another entity in a transaction in which our outstanding voting stock is exchanged for cash, securities or property other than voting capital stock of the surviving corporation whereby holders of our voting stock immediately prior to the transaction own not less than a majority of the voting stock of the surviving corporation after the transaction in substantially the same proportion as before the transaction.

     We cannot assure you that we would have sufficient funds available or could obtain the financing required to repay or repurchase such outstanding indebtedness following such a change of control. If a change of control occurred and we had inadequate funds or financing available to pay for such indebtedness, an event of default would be triggered under the terms of such indebtedness, which could have adverse consequences for us and the holders of the indebtedness. In such event, we cannot assure you that we would have sufficient funds available or could obtain the financing required to meet our obligations.

Risk of Financial Loss Due to Uninsured Casualties

     Our operations are subject to all of the risks and hazards typically associated with the exploitation, development and exploration for, the production of, and the transportation of oil and gas. Operating risks include but are not limited to:

     .      blowouts, cratering and explosions;
     .      uncontrollable flows of oil, natural gas or well fluids;
     .      fires;
     .      formations with abnormal pressures;
     .      pollution and other environmental risks; and
     .      natural disasters.

     Any of such events could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of such risks and losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Governmental and Environmental Regulations Could Adversely Affect Our Business

     Our business is subject to certain foreign, federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. Such laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells which could limit our revenues.

     Our operations are subject to complex environmental laws and regulations adopted by the various jurisdictions where we operate. We could incur liability to governments or third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge such materials into the environment in any of the following ways:

     .      from a well or drilling equipment at a drill site;
     .      leakage from gathering systems, pipelines, transportation facilities and storage tanks;
     .      damage to oil and natural gas wells resulting from accidents during normal operations; and
     .      blowouts, cratering and explosions.

     Because the requirements imposed by such laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by such former operators.

  Highly Competitive Industry May Impede Our Growth

     The oil and gas industry is highly competitive. We compete in the areas of property acquisitions and the development, production and marketing of, and exploration for, oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. We also compete with major and independent oil and natural gas concerns in recruiting and retaining qualified employees. Many of these competitors have substantially greater financial and other resources than we do.

Pending Litigation

     We are currently involved in pending litigation in Argentina with respect to the amount of royalties due the Province of Santa Cruz, Argentina, on production from four of our Argentine concessions. At December 31, 1998, the disputed claim totaled approximately $18.0 million (which amount includes interest). The amount of this claim will increase, until resolved, as a result of the continued payment of a lower royalty rate than that claimed to be applicable by the Province of Santa Cruz. We believe that, with respect to our 50 percent interest in two concessions acquired from British Gas, plc, we will be entitled to indemnification by British Gas, plc for any loss sustained by us as a result of this claim. Such indemnification is estimated at approximately $4.7 million at December 31, 1998.

Control by Certain Stockholders

     Our current officers and directors as a group own approximately 31 percent of our outstanding common stock. Consequently, these stockholders may be in a position to effectively control our affairs, including the election of all of our directors and the approval or prevention of certain corporate transactions which require majority stockholder approval. Such a concentration of ownership may have the effect of delaying or preventing a change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

Certain Anti-takeover Provisions

     Our Restated Certificate of Incorporation and Restated By-laws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging unsolicited takeover proposals for us that a stockholder might consider to be in that stockholder's best interest. These provisions, among other things:

     . provide for a classified board of directors, which allows only one-third of our directors to be elected each year;
     .    restrict the ability of stockholders to take action by written consent;
     . authorize the board of directors to designate the terms of and issue new series of preferred stock;
     .    limit the personal liability of directors;
     . require us to indemnify directors and officers to the fullest extent permitted by applicable law; and
     . impose restrictions on business combinations with certain interested parties.


Year 2000 Risks

     We have undertaken various initiatives to assess and ensure that our information systems and our production and field equipment, gathering systems, security systems and other systems and equipment will function properly before and after January 1, 2000. We have formed a Year 2000 Project team, which is chaired by our Manager of Information Services, and have developed a Year 2000 compliance time line that covers the phases of identification, assessment, remediation and testing. We are currently developing contingency plans in the event that Year 2000 problems arise due to any failures of our systems or any failures on the part of our business partners to become Year 2000 compliant. We presently believe that the Year 2000 issue will not cause significant internal operational problems. However, in the event we have not properly identified all Year 2000 issues, or we have not effected assessment, remediation and testing on a timely basis, we cannot assure you that Year 2000 issues will not have a material adverse impact on our results of operations or financial condition.

     The Year 2000 issues also affect numerous other companies with whom we do business, including oil and gas purchasers, pipeline companies, vendors, service companies, utility providers and financial institutions. We have submitted over 14,000 Year 2000 compliance questionnaires to our various business partners. To date, we have received 5,600 responses to these questionnaires. Responses to these questionnaires are being evaluated to determine the preparation and readiness of our key business partners with respect to Year 2000 issues. There can be no assurance, however, that the failure of our key business partners to adequately prepare for Year 2000 issues will not have a material adverse impact on our operations and financial condition notwithstanding our own efforts to ensure Year 2000 compliance.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed and traded on the New York Stock Exchange. Such reports, proxy statements and other information can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York.

     This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholder sells all of the shares offered by this prospectus.

     .    Annual Report on Form 10-K for the year ended December 31, 1997;
     . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, and September 30,
          1998;
     .    Current Report on Form 8-K dated August 18, 1998; and
     . The description of our common stock contained in our registration statement on Form 8-A, dated July 18, 1990, including any amendment or report filed before or after the date of this prospectus for the purpose of updating such description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

          William C. Barnes, Secretary
          Vintage Petroleum, Inc.
          4200 One Williams Center
          Tulsa, Oklahoma 74172
          (918) 592-0101

                              RECENT DEVELOPMENT

     On January 26, 1999, we sold $150 million of our 9 3/4% Senior Subordinated Notes Due 2009 in an offering not registered or required to be registered under the Securities Act of 1933. All net proceeds from the sale, approximately $146 million, were used to repay a portion of the outstanding balance under our revolving credit facility.

                                  THE COMPANY

     Vintage Petroleum, Inc. is an independent oil and gas company engaged in the development, exploitation, exploration, acquisition and production of oil and natural gas. We are focused on the acquisition of producing oil and gas properties which contain the potential for increased value through exploitation and development. Through our experienced management and engineering staff, we have been successful in increasing the values of prior acquisitions by restoring or increasing production of producing wells, completing for production new formations in existing well bores, instituting waterflood and other enhanced recovery operations, reducing operating costs and drilling development or infill wells. We believe that our primary strengths are our ability to add reserves at attractive prices through property acquisitions and subsequent exploitation and our low cost operating structure. These strengths have allowed us to substantially increase reserves, production and cash flow during the five-year period ended December 31, 1997.

     Our principal office is located at 4200 One Williams Center, Tulsa, Oklahoma 74172, and our telephone number is (918) 592-0101.

                          FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus, which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements.

     These forward-looking statements include, among others, such things as:

     .    our Year 2000 plans;
     .    the amount and nature of future capital expenditures;
     .    wells to be drilled or reworked;
     .    oil and gas prices and demand;
     .    exploitation and exploration prospects;
     .    estimates of proved oil and gas reserves;
     .    reserve potential;
     .    development and infill drilling potential;
     .    drilling prospects;
     .    expansion and other development trends of the oil and gas industry;
     .    business strategy;
     .    production of oil and gas reserves; and
     .    expansion and growth of our business and operations.

     These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including

     . the risk factors discussed in this prospectus and in the documents we incorporate by reference;
     .    general economic, market or business conditions;
     . the business opportunities (or lack thereof) that may be presented to and pursued by us;
     .    changes in laws or regulations; and
     .    other factors, most of which are beyond our control.

     Consequently, all of the forward-looking statements made in this prospectus and in the documents we incorporate by reference are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.


                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of common stock offered by this prospectus.

                              SELLING STOCKHOLDER

     The selling stockholder under this prospectus is Elf Aquitaine, a company organized under the laws of France. As of the date of this prospectus, Elf Aquitaine holds 1,325,000 or approximately 2.5 percent of our presently outstanding shares of common stock. We have entered into a consideration guarantee agreement with Elf Aquitaine which, under certain circumstances, may entitle Elf Aquitaine to receive additional shares of our common stock as described below. If all the shares offered under this prospectus are sold, Elf Aquitaine will not beneficially own any shares of our common stock. Any or all of the shares offered under this prospectus may be offered for sale by Elf Aquitaine from time to time. However, no assurance can be given that Elf Aquitaine will sell any or all of such shares of our common stock. Elf Aquitaine has sole voting and investment power with respect to such shares.

     On November 4, 1998, one of our wholly-owned subsidiaries acquired all of the outstanding shares of capital stock of Elf Hydrocarbures Equateur, S.A. from Elf Aquitaine. As part of the consideration for this acquisition, we issued to Elf Aquitaine the 1,325,000 shares of our common stock which are being offered for sale under this prospectus. In connection with this acquisition, we and Elf Aquitaine also entered into a registration rights agreement. Under the registration rights agreement we agreed to prepare and file a registration statement with the SEC covering the resale of the 1,325,000 shares. We also agreed to use our reasonable best efforts to cause such registration statement to become effective, and to generally keep such registration statement continuously effective for a period of two years from November 4, 1998, or, if earlier, until all of the shares are sold under the registration statement.

     If immediately following the initial two year effectiveness period of the registration statement, Elf Aquitaine is not able to sell any remaining shares in the open market in the United States without limitation as to volume or manner of sale restrictions and without being required to file any forms or reports with the SEC under the Securities Act of 1933, we will use our reasonable best efforts to keep the registration statement continuously effective for an additional six months. Under certain circumstances, in connection with a transfer of such shares, Elf Aquitaine may assign its rights under the registration rights agreement to sell such shares under this prospectus.

     Under the registration rights agreement , Elf Aquitaine also has the right in certain instances to request us to include the common stock held by Elf Aquitaine in certain future underwritten offerings of our equity securities. Under certain circumstances, we have the right to exclude the common stock held by Elf Aquitaine from any such offering.

     This prospectus constitutes a part of the registration statement filed by us as required by the registration rights agreement.

     We also entered into a consideration guarantee agreement with Elf Aquitaine. Under this agreement, among other things, we guarantee a price of $20 per share for our common stock held by Elf Aquitaine on November 4, 2000. If on such date, the average price of our common stock for the 60 trading days preceding that date is less than $20 per share, at our option we must either issue additional shares of our common stock to Elf Aquitaine or deliver cash to Elf Aquitaine for such price difference. The determination of whether to issue shares of our common stock or deliver cash to Elf Aquitaine will be made by us at that time and will depend upon, among other things, our financial condition, available funds from operations, the price of our common stock at that time and the dilutive effect of such stock issuance. This obligation is subject to limitations.

     Also, if we issue additional shares to Elf Aquitaine under the consideration guarantee agreement, we will be obligated to register such shares for resale by Elf Aquitaine under a separate registration rights agreement that we entered into with Elf Aquitaine. This second registration rights agreement is similar to the one described above in most respects, except that it would require us to maintain the continuous effectiveness of the registration statement for six months after its effectiveness.

                         DESCRIPTION OF CAPITAL STOCK

     We have 85,000,000 authorized shares of stock, consisting of (a) 80,000,000 shares of common stock, having a par value of $.005 per share, and (b) 5,000,000 shares of preferred stock, having a par value of $.01 per share.

Common Stock

     As of the date of this prospectus, there were 53,107,066 shares of common stock outstanding. All of such outstanding shares of common stock are fully paid and nonassessable.

     Holders of common stock are entitled to receive dividends, when, as and if declared by our Board of Directors out of assets legally available for their payment. In certain cases, we may not pay dividends to common stockholders until our dividend obligations to the holders of any preferred stock then outstanding have been satisfied. The provisions of our credit arrangements subject us to certain restrictions on the payment of dividends.

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in our assets remaining after payment of all liabilities and after holders of all series of outstanding preferred stock have received their liquidation preferences in full.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments by us. There are no sinking fund provisions applicable to the common stock.

     Holders of common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of common stock have no right to cumulate their votes in the election of directors.

Preferred Stock

     As of the date of this prospectus, there were no shares of preferred stock outstanding. Preferred stock may be issued from time to time in one or more series, and our Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

Possible Anti-takeover Provisions

     Our Restated Certificate of Incorporation ("Charter") contains certain provisions that might be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of us or remove our management.

  Classified Board of Directors; Removal of Directors by Stockholders; Advance Notice Provisions for Stockholder
Nominations.

     Our Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in each class to be as nearly equal as possible.

As a result, only one-third of our directors are elected each year. Any of our directors may be removed from office, but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain advance notice procedures outlined in our Charter.

No Stockholder Action by Written Consent.

     Our Charter also provides that stockholder action may be taken only at an annual or special meeting of stockholders, and may not be taken by written consent of the stockholders.

Issuance of Preferred Stock.

     As described above, our Charter authorizes a class of undesignated preferred stock , which if issued under certain circumstances, could make it more difficult for a third party to gain control of us.

"Fair Price Provisions."

     Our Charter also contains certain "fair price provisions" designed to provide safeguards for stockholders when an "interested stockholder" (defined as a stockholder owning 10% or more of our voting stock) attempts to effect a "business combination" with us. The term "business combination" includes:

     .    any merger or consolidation of us involving the interested stockholder,
     .    certain dispositions of our assets,
     . any issuance of our securities meeting certain threshold amounts, to the interested stockholder,
     . adoption of any plan of liquidation or dissolution of us proposed by the interested stockholder, and
     . any reclassification of our securities having the effect of increasing the proportionate share of ownership of the interested stockholder.

In general, a business combination between us and the interested stockholder must be approved by the affirmative vote of two-thirds of the outstanding voting stock, excluding voting stock owned by such interested stockholder, unless the transaction is approved by a majority of the members of the Board of Directors who are not affiliated with the interested stockholder or certain minimum price and form of consideration requirements are satisfied.

Delaware Business Combination Statute.

     We are incorporated under the laws of the State of Delaware. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15% or more of a corporation's voting stock) from engaging in a business combination with that corporation for a period of three years from the date the stockholder became an interested stockholder unless

     . the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder,
     . upon attaining that status, the interested stockholder had acquired at least 85% of the corporation's voting stock (not counting shares owned by persons who are directors and also officers), or
     . the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder).

Since we have not amended our Charter or Restated By-laws to exclude the application of Section 203, its provisions apply to us. Accordingly, Section
203 may inhibit an interested stockholder's ability to acquire additional shares of common stock or otherwise engage in a business combination with us.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.


                             PLAN OF DISTRIBUTION

     We are registering the shares offered under this prospectus on behalf of the selling stockholder. As used herein, "selling stockholder" includes donees and pledgees selling shares received from the named selling stockholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. Sales of shares may be effected by the selling stockholder from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

     The selling stockholder may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholder and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify the selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     Because the selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act of 1933. We have informed the selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to its sales in the market.

     The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided it meets the criteria and conforms to the requirements of such Rule.

     Upon notification to us by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing

     . the name of each such selling stockholder and of the participating Broker-dealer(s),
     .    the number of shares involved,

     .    the price at which such shares were sold,
     . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,
     . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and
     .    other facts material to the transaction.

In addition, upon notification to us by the selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                 LEGAL OPINION

     Conner & Winters, A Professional Corporation, Tulsa, Oklahoma, as our counsel, will issue an opinion for us regarding the validity of the shares of common stock offered by this prospectus.


                                    EXPERTS

     Our audited financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     The estimated reserve evaluations and related calculations of Netherland, Sewell & Associates, Inc. incorporated by reference in this prospectus have been incorporated by reference herein in reliance upon the authority of said firm as experts in petroleum engineering.

     Any future audited financial statements and the reports thereon of our independent public accountants also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     All amounts, which are payable by the Registrant, except the SEC registration fee, are estimates.

               SEC registration fee ....................   $3,500
               Printing and copying expenses ...........      500
               Legal fees and expenses .................   17,500
               Accounting fees and expenses ............    4,500
               Miscellaneous ...........................    2,000
                                                           ------
                  Total ................................  $28,000
                                                           ======
Item 15.  Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware provides generally that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative in nature, by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and, in a proceeding not by or in the right of the corporation, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Delaware law further provides that a corporation may not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in the view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall deem proper. The Restated By-laws of the Registrant provide that the Registrant shall indemnify an officer or director against liability incurred by such person as authorized under the General Corporation Law of the State of Delaware. In addition, the Registrant has entered into specific agreements with the directors and officers of the Registrant providing for indemnification of such persons under certain circumstances. The Registrant's Restated Certificate of Incorporation also eliminates the liability of the Registrant's directors for monetary damages for breach of their fiduciary duty as directors. This provision, however, does not eliminate a director's liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (d) for any transaction from which a director derived an improper personal benefit.

Item 16.  Exhibits.

     The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated by reference herein.

            4.1** Restated Certificate of Incorporation, as amended, of the Registrant.

           4.2***  Restated By-laws of the Registrant.

           4.3*** Form of stock certificate for Common Stock, par value $.005 per share.

           5.****  Opinion of Conner & Winters, A Professional Corporation.

          23.1*    Consent of Arthur Andersen LLP.

          23.2**** Consent of Conner & Winters, A Professional Corporation
                   (included in Exhibit 5).

          23.3*    Consent of Netherland, Sewell & Associates, Inc.

          24.****  Power of Attorney.
--------------------

        * Filed herewith.
       ** Previously filed as an exhibit to the Registrant's Form 10-Q for the quarter ended June 30, 1997, and incorporated by reference herein.
      *** Previously filed as an exhibit to the Registrant's Registration
          Statement on Form S-1 (No. 33-35289) and incorporated by reference herein.
     **** Previously filed with this Registration Statement on December 4, 1998.

Item 17.  Undertakings.

          (a)      The undersigned Registrant hereby undertakes:

                   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      To include any prospectus required by
                   Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this effective Registration Statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (i) The undersigned Registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     * * *

                                  SIGNATURES

         The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 27th day of January, 1999.

                                  VINTAGE PETROLEUM, INC.


                                  By:  /s/ C. C. Stephenson, Jr.
                                     -------------------------------------------
                                       C. C. Stephenson, Jr.
                                       Chairman of the Board



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name                           Title                                       Date

/s/ C. C. Stephenson, Jr.      Director and Chairman of the Board            January 27, 1999
---------------------------
C. C. Stephenson, Jr.

/s/ Jo Bob Hille               Director and Vice Chairman of the Board       January 27, 1999
---------------------------
Jo Bob Hille

/s/ S. Craig George            Director, President and Chief Executive       January 27, 1999
---------------------------    Officer (Principal Executive Officer)
S. Craig George

/s/ William C. Barnes          Director, Executive Vice President, Chief     January 27, 1999
---------------------------    Financial Officer and Treasurer
William C. Barnes              (Principal Financial Officer)

Bryan H. Lawrence*             Director                                      January 27, 1999
---------------------------
Bryan H. Lawrence

John T. McNabb, II*            Director                                      January 27, 1999
---------------------------
John T. McNabb, II

/s/ Michael F. Meimerstorf     Vice President and Controller (Principal      January 27, 1999
---------------------------
Michael F. Meimerstorf         Accounting Officer)


*By: /s/ C.C. Stephenson, Jr.
    ----------------------------
     C.C. Stephenson, Jr.
     Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit
  Number                              Description
----------   -------------------------------------------------------------------
4.1**        Restated Certificate of Incoporation, as amended, of the
             Registrant.

4.2***       Restated By-laws of the Registrant.

4.3*** Form of stock certificate for Common Stock, par value $.005 per share

5.****       Opinion of Conner & Winters, A Professional Corporation.

23.1*        Consent of Arthur Andersen LLP.

23.2**** Consent of Conner & Winters, A Professional Corporation (included in Exhibit 5).

23.3*        Consent of Netherland, Sewell & Associates, Inc.

24.****      Power of Attorney.
-------------

        *  Filed herewith.
       ** Previously filed as an exhibit to the Registrant's Form 10-Q for the quarter ended June 30, 1997, and incorporated by reference herein.
      *** Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-35289) and incorporated by refernce herein.
     ****  Previously filed with this Registration Statement on December 4,
           1998.